SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

Corporate Taxpayers’ Registry 01.832.635/0001-18

Trade Board Registry 35.300.150.007

Joint Stock Company

MINUTES OF GENERAL ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 27, 2012

PLACE, TIME AND DATE: In the registered office, at Av. Jurandir, 856, Lot 04, 1st Floor, Jardim Ceci, in the City of São Paulo, State of São Paulo, at 10:00 am (ten o’clock), on April 27, 2012.

CALL: Published in the Official Gazette of the State of São Paulo and in the Newspaper Valor Econômico, issue of April 10, 11 and 12, 2012.

FINANCIAL STATEMENTS AND OTHER DOCUMENTS MENTIONED IN ARTICLE 133 OF LAW 6.404/76: Published in the Official Gazette of the State of São Paulo and in the Newspaper Valor Econômico, issue of February 14, 2012.

MEETING CHAIRMAN:  Ana Paula Rodrigues Matsuda – Chairwoman; Deborah Cristina Benites Soares – Secretary, head the direction of the Meeting’s Board.

OPENING:  The meeting was declared opened by the Chairwoman, upon the presence of the shareholders representing 85,70% (eighty five point seven percent) of the voting capital stock, pursuant to the records in the Shareholders’ Attendance Book, of Mr. Luciano Jorge Moreira Sampaio Júnior and Cáren Henriete Macohin, representatives of external auditors, PricewaterhouseCoopers Auditores Independentes, of the President Director, Mr. Marco Antonio Bologna and of Mr. Edvaldo Massao Murakami, Mr. Antonio Sergio Bartilotti, Mr. Nilton Maia Sampaio, members of the Fiscal Council.

AGENDA:  Deliberating on a).  have accounts rendered by the administrators, examine, discuss and vote on the administration’s report, the financial statements and the opinion of the independent auditors concerning fiscal year ended December 31, 2011; b).  deliberating on the destination of the profits of fiscal year ended December 31, 2011; c).  elect the members of the Administrative Council, meeting the minimum percentage of 20% (twenty percent) of independent counselors, pursuant to the Differentiated Corporate Governance Practices Regulations – level 2 of the Stock Exchange – BM&FBOVESPA; and d).  Determining the compensation of the Administrative Council for fiscal year started January 01, 2012.

DELIBERATIONS:  Have been also deliberated by the shareholders with voting rights, the following matters:

a). After examined all documents presented and stated in all clarifications required, were unanimously approved, with no exceptions, pursuant to the integrally favorable opinion of the Fiscal Council, of the independent audit firm and of the Administrative Council, the Administration Report, the Financial Statements and the Opinion issued by the Independent Auditors concerning the fiscal year ended 12.31.2011.

b). Was calculated a loss in the fiscal year ended December 31, 2011, amounting to R$  335.064.009,09 (three hundred and thirty five million, sixty four thousand and nine Reais and nine cents), whereas unanimously approved the legal destination of the amount to the losses account.

c). Subsequently, was held the election of the members of the Administrative Council, having been elected by the majority of the parties present, by appointment of the controlling shareholders, the following persons: Mrs. MARIA CLÁUDIA OLIVEIRA AMARO, Brazilian, divorced, entrepreneur, bearer of the Identity Card number 12.238.200-6 and enrolled with the National Individual Taxpayers’ Registry of the Ministry of Finance under number 113.879.198-90, with address at Rua Monsenhor Antonio Pepe, 397, São Paulo/SP, for office as President of the Administrative Council, Mr. MAURÍCIO ROLIM AMARO, Brazilian, married, entrepreneur, bearer of the Identity Card number 12.238.201-8 SSP/SP and enrolled with the National Individual Taxpayers’ Registry of the Ministry of Finance under number 269.303.758-10, with business address at Rua Monsenhor Antonio Pepe, 397, São Paulo/SP, for holding office as Vice-president of the Administrative Council, and for office of Counselors, Mrs. NOEMY ALMEIDA OLIVEIRA AMARO, Brazilian, widow, entrepreneur, bearer of the Identity Card number 3.990.008 SSP/SP and enrolled with the National Individual Taxpayers’ Registry of the Ministry of Finance under number 992.115.058-87, with office at Av. Monsenhor Antônio Pepe, no. 397, São Paulo/SP, Mr. MARCO ANTONIO BOLOGNA, Brazilian, divorced, production engineer, bearer of the Identity Card number 6.391.996 SSP/SP and enrolled with the National Individual Taxpayers’ Registry of the Ministry of Finance under number 685.283.378-04, with business address at Avenida Jurandir, 856 – São Paulo/SP, ANDRÉ SANTOS ESTEVES, Brazilian, married, system analyst, bearer of the Identity Card number 07.767.022-2, issued by IFP/RJ, and enrolled with the National Individual Taxpayers’ Registry of the Ministry of Finance under number 857.454.487-68, with business address in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3729, 9th Floor, ZIP CODE 01448-000, in addition of the independent counselors Mr. WALDEMAR VERDI JÚNIOR,  Brazilian, married, attorney at law, bearer of the Identity Card number 3.226.381-8 SSP/SP and enrolled with the National Individual Taxpayers’ Registry of the Ministry of Finance under number 056.374.498-72, with business address at Avenida Brigadeiro Faria Lima, 2277, 15th Floor, Suite 1502, São Paulo/SP; Mr. ANTÔNIO LUIZ PIZARRO MANSO, Brazilian, married, engineer, bearer of the Identity Card CREA-RJ number 17617 and enrolled with the National Individual Taxpayers’ Registry of the Ministry of Finance under number 067.464.467-00, resident and domiciled at Rua Araguari, 817, Suite 51, Indianópolis, ZIP CODE 04.514-041, São Paulo/SP and EMILIO ROMANO, Mexican, married, attorney at law, bearer of the Mexican Passport number 08864053404, with professional address at 20165 NE 39 Place Apt. 303 - Aventura Fl 33180 USA. The elected counselors shall hold office for the term of 01 (one) year, ending on April 30, 2013. The Counselors hereby elected represent not to be involved in any crime that prevents them from carrying out business activities, and, moreover, not to be prohibited from carrying out such activities, in terms of Law. The inauguration of the Counselors’ offices shall take place on this date, upon execution and signing (i) of the Relevant Inauguration term in the relevant book, and (ii) Administrators’ Consent Term, as required by the Differentiated Corporate Governance Practices Regulations – level 2 of the Stock Exchange – BM&FBOVESPA.

d). Approving, unanimously, the proposal for compensation of the counselors and secretary (representative of Turci Attorneys at Law) of the Administrative Council, respecting the following terms: (I) (a) compensation of R$ 20.000,00 (twenty thousand Reais) per month for the President of the Administrative Council; (b) compensation of R$ 18.000,00 (eighteen thousand Reais) per month for the Vice-President of the Administrative Council; (c) compensation of R$ 18.000,00 (eighteen thousand Reais) per month for the members of the Administrative Council that also take part in 02 (two) Committees of the Administrative Council; (d) compensation of R$ 12.000,00 (doze thousand Reais) per month for the members of the Administrative Council that also take part in 01 (one) Committee of the Administrative Council; (e) compensation of R$ 6.000,00 (six thousand Reais) per month for the members of the Administrative Council that do not take part in Committees of the Administrative Council; and (f) compensation of R$ 6.000,00 (six thousand Reais) per month for the Secretary of the Administrative Council. (II) to all the aforementioned persons, a quota of airline tickets (roundtrip) for each calendar year, non accumulative, with rights to reservation, and indication of beneficiaries, observed the following conditions: 1) international tickets (except for South America): 06 (six) in first-class category, or 08 (eight) in executive class, or 16 (sixteen) in coach; 2) national tickets and South America sections: 16 (sixteen); 3)  in addition to the aforementioned quota, rights to acquiring tickets, in any sections, with a 70% (seventy percent) discount on the “flex” price.

FINAL STATEMENTS:  Was determined the issue of the minutes, in summary form, as provided in Paragraph 1 of Article 130 of Law 6.404/76.

CLOSING:  With nothing further to deliberate upon and as no one else claimed the floor, the works were concluded upon issue of the present minutes, which, after read and approved by the parties present, was by all signed. São Paulo, April 27, 2012. (aa) Ana Paula Rodrigues Matsuda – Head of the Meeting Mesa, Deborah Cristina Benites Soares – Secretary, Luciano Jorge Moreira Sampaio Júnior and Cáren Henriete Macohin – Representatives of external audit firm PricewaterhouseCoopers Auditores Independentes, Marco Antonio Bologna – President Director, Shareholders: Ana Paula Rodrigues Matsuda, representing Shareholders: Maria Cláudia Oliveira Amaro; Noemy Almeida Oliveira Amaro; Maurício Rolim Amaro; and João Francisco Amaro. Bruna Cislinschi, representing the shareholders: NORGES BANK, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO SBC MASTER PENSION TRUST, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTL ST INDEX FUND, A SERIES OF VANG STAR FUNDS, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ALASKA PERMANENT FUND, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BEST INVESTMENT CORPORATION, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CF DV EMERGING MARKETS STOCK INDEX FUND, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH SUPERANNUATION CORPORATION, COMPASS AGE LLC, COUNTRY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTRY, DOMINION RESOURCES INC. MASTER TRUST, EATON VANCE COLLECTIVE INVESTMETN TRUST FOR EMPLOYEE BENEFIT PLANS – EMERGING MARKETS EQUITY FUND, EATON VANCE INT (IRELAND) E PLC ON BEHALF OF EATON VANCE INT (IR) PPA EM MKTS EQ FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EMERGING MARKETS INDEX FUND AND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS INDEX NON-LEANDABLE FUND B, EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P., ENHANCED EMERGING MARKETS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P., EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS, FIDELITY FIXED-INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY FIXED-INCOME TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, FUTURE FUND BOARD OF GUARDIANS, HSBC BRIC EQUITY FUND, IBM 401(K) PLUS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ISHARES II PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX US INDEX FUND, ISHARES MSCI EMERGING MARKETS INDEX FUND, ISHARES MSCI BRASIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, JAPAN TRUSTEE SERVICES BANK, LTD, RE:RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A, JONH HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, MINISTRY OF STRATEGY AND FINANCE, NEW ZEALAND SUPERANNUATION FUND, NORTHERN TRUST INVESTMENT FUNDS PLC, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND

PICTET - EMERGING MARKETS INDEX, PICTET FUNDS S.A RE: PI (CH)-EMERGING MARKETS TRACKER, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET BANK AND TRUST CO INV FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STATE STREET EMERGING MARKETS, THE BANK OK KOREA, THE BRAZIL VALUE AND GROWTH FUND, THE MASTER TRUST BK OF JP.LTD.AS T F N T ALL C W EQ INV INDEX F (TAX EX Q INS INV ONLY), THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, UPS GROUP TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL WORD EX-US INDEX FUND, A SERIES OF VAN INTER EQUITY INDEX FUNDS, VANGUARD TOTAL WORLD STOCK I FUND, A SER OF VANGUARD INTERN EQUITY INDEX FUNDS. Exact copy of the minutes registered in the proper books.

______________________________

Deborah Cristina Benites Soares

Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.